Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES APPROVAL OF NOTES BUYBACK
PROGRAMS BY THE COMPANY TOTALING UP TO NIS 50 MILLION

Tel Aviv, Israel, October 12, 2015, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that its board of directors approved a program to repurchase up to NIS fifty (50) million (approximately $13 million) of Elbit’s Series H Notes and Series I Notes, which are traded on the Tel Aviv Stock Exchange. The board has determined that the Company will have a significant preference to the purchase Series H Notes. The repurchases will be made from time to time in the open market on the Tel Aviv Stock Exchange, in privately negotiated transactions or in a combination of the two, commencing the date of this announcement and for a period of 12 months. The repurchase program does not require the Company to acquire any or any specific amount of notes, and it may be modified, suspended, extended or discontinued without prior notice. Repurchases Notes under this program depends on factors such as market conditions and legal compliance. Notes repurchased by the Company will be canceled and removed from trading.

Simultaneously with this announcement and in accordance with the loan agreement with Bank Hapoalim, the Company has repaid principal amount of approximately NIS 10 million to Bank Hapoalim.

Ron Hadassi, Chairman of Elbit commented: In the last year and a half, following the completion of the Company's debt arrangement, the Company has taken multiple measures to stabilize the Company's financial situation, including sale of several assets, equity rounds in the medical companies, completion of the debt restructuring in Plaza, purchase of the minority shareholdings in the Radison Bucuresti Hotel alongside with a significant cost saving measures in the Company's G&A expenses. Following the completion of these steps, Elbit turns to deal with the reduction of its corporate leverage for the benefit of all the Company's stake holders. The repurchases of the Company's Notes will decrease its corporate debt and will enable us to enhance our assets in order to realize them in the optimal timing.

Doron Moshe, the Company's Acting CEO and CFO further added:  Elbit's Board has decided to approve the repurchase of the Company's Notes in the amount of NIS 50 million, in order to reduce the level of the Company's corporate debt. The management believes that due to the high yields of the Company's Notes, the repurchase of the Notes is the appropriate use of the Company's free cash, which was recently derived from the realization of its hotels in Belgium and other assets. This step will decrease the Company's finance costs and will improve its financial stability.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com